
January 5, 2024

George Ng
Chief Executive Officer
Processa Pharmaceuticals, Inc.
7380 Coca Cola Drive, Suite 106
Hanover, MD 21076

Processa Pharmaceuticals, Inc.

> **Re: Processa Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2023**
> **File No. 333-276308**

Dear George Ng:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Kirwan